82-3964

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

04024140

Interim Report 中期報告
2003/2004



dlw 4/8

Interim Report 2003/2004

HENDERSON INVESTMENT LIMITED

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31st December, 2003 the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$822 million, representing an increase of 6% as compared with the restated net profit recorded in the corresponding period of the previous financial year. Earnings per share was HK$0.29.

The Board has resolved to pay an interim dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 21st April, 2004.

Management Discussion and Analysis

BUSINESS REVIEW

Property Rental

During the period under review, the local rental property market recovered alongside with observed improvements in the Hong Kong and the global economy and saw the rental level for Grade A office and retail shopping properties returning on a growth path. The Group's core rental property portfolio mainly comprises retail shopping properties located in the new towns where patronage is stable. Further, with increased spending in the retail business sector partly brought about by visitors from Mainland China, the total gross rental income of the Group amounted to approximately HK$315 million during the period under review, showing an increase of 3% over that registered in the corresponding period of the previous financial year. The average occupancy level of the rental properties of the Group was maintained at the 94% level. As at the end of the period under review, the rental property portfolio attributable to the Group totally amounted to 2.04 million sq.ft..

Hotel & Department Store Operations

The Newton Hotel Hong Kong and the Newton Hotel Kowloon of the Group recorded an average occupancy level of around 90% during the period under review whilst room tariff rates remained at a relatively low level. Benefiting from the Individual Visit Scheme and Closer Economic Partnership Arrangement ("CEPA") policies that were initiated by the central government, the retailing business of the Group that is operated under its Citistore outlets recorded an increase in turnover in the period under review as compared to that recorded in the corresponding period of the previous financial year.

Security Services

Megastrength Security Services Company Limited, a wholly-owned subsidiary of the Group, provides comprehensive professional security management services which include the provision of security guards, security services for property premises, crisis management and contingency planning services as well as security services in shopping centres and hotels. During the period under review, the business of this company was actively expanded and its profit contribution to the Group had continued to show an increase.

Other Investments

During the six-month period ended 31st December, 2003, a 64% owned subsidiary of the Group, China Investment Group Limited, made approximately HK$69.7 million in profit contribution to the Group. During the period under review, this company transferred the operating and management rights of two toll bridges located in Tianjin to the local municipal government, and approximately HK$104 million in profit before tax was thus derived after making a corresponding adjustment in the relevant accounting policy. A toll road of this company located in Fenghua, Zhejiang Province, however, recorded approximately HK$54 million in impairment loss on assets.

Associated Companies

The Hong Kong and China Gas Company Limited recorded profit attributable to shareholders that amounted to HK$3,051 million in the financial year ended 31st December, 2003, representing an increase of HK$3 million as compared to that recorded in the previous financial year. As at the end of 2003, the number of customers reached 1,520,166, an increase of over 49,400 customers over the previous year. Since the fourth quarter of 2003, the West-to-East gas pipeline has gradually started supplying gas to Eastern China; and natural gas supply to the other areas along the pipeline's route will also start from 2005 onwards, thus helping to drive rapid growth in commercial, industrial and residential gas consumption. This group continues to expand its foothold in the Mainland and invest in natural gas projects as a long-term strategic priority for its core business development. In 2003, this group particularly focused on developing its Mainland business within the economically prosperous regions of Guangdong, Eastern China, Shandong and Central China where natural gas supply is imminent. The group has thus far concluded 24 city piped-gas joint venture projects in the Mainland, including those undertaken in sizeable cities such as Shenzhen, Nanjing, Wuhan and Jinan. In line with this group's development strategy, it has established Hong Kong & China Gas Investment Limited as an investment holding company to manage the development of this group's Mainland business. In 2003, the group continued to be rated as one of Hong Kong's top ten leading companies in the Far Eastern Economic Review survey of Asian businesses.

In Hong Kong, several substantial pipe-laying projects undertaken by this group are at the planning stage or are currently in progress, and these gas supply pipe-laying projects are extended to eastern New Territories and the international theme park on Lantau Island. On the property development front, this group has 15% interest in the Airport Railway Hong Kong Station development project, and the office towers and shopping mall in Phase One as well as in Phase Two of the International Finance Centre had been completed by stage and put up for lease. The mixed-use hotel development portion of this project which is expected to be completed by the end of 2004 will be managed by Four Seasons Hotels and Resorts. The Sai Wan Ho project in which this group holds 50% interest is expected to be completed in 2005, providing 2,020 residential units. Further, the Ma Tau Kok South Plant site is being developed into five residential apartment buildings, providing a total gross floor area of approximately 1.1 million sq. ft. upon its scheduled completion in 2006. It is envisaged that steady growth in business will be maintained by this group in 2004.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after taxation for the year ended 31st December, 2003 amounting to approximately HK$265 million, representing a decrease of 22% as compared to that recorded in 2002. During the year under review, profit from sale of residential units of Metro Harbour View remained to be the primary source of income to this group. The entire development project, including the commercial arcade, had been completed in the latter half of 2003. This group has recently accepted the land premium offer in the amount of approximately HK$390 million for No. 222 Tai Kok Tsui Road and soon after the related procedures are completed, construction work will commence on this site to develop a total gross floor area of 320,000 sq. ft.. Further, the site located at Nos. 43-51A Tong Mi Road which was acquired by this group in October 2003 will be developed into a residential-cum-commercial building with a total gross floor area of approximately 53,000 sq. ft.. The total investment amount of this project is around HK$120 million and it is expected to be completed at the end of 2005.

Miramar Hotel and Investment Company, Limited recorded HK$97 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2003, representing an increase of 11.5% over that recorded in this corresponding period of the previous financial year. Although the different business operations of the group recorded varied degree of decline in sales during the period when the Hong Kong economy was adversely affected by SARS epidemic, yet it could then immediately take measures to counter the negative impact by offering a number of promotional privileges to attract local customers to its hotel as well as food and beverage outlets, and at the same time undertook various extra stringent cost control measures to minimize decline in its profit effectively. Satisfactory land sales in the United States during the period under review also made positive profit contribution to this group. It is envisaged that the core business operations of this group will benefit from the gradual recovery of the economy and tourist industry of Hong Kong.

Henderson Cyber Limited

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$11 million for the six months ended 31st December, 2003, showing a slight improvement as compared with that for the corresponding period of the previous financial year. During the period, the group actively implemented its marketing strategy to continue to expand the iCare broadband and Internet services, IDD telephone services and retail businesses, with users and registered subscribers of the various services offered by this group grew to a total of 358,000 as at the end of December, 2003; these business operations represent the major source of income for this group.

PROSPECTS

Recovery of the global economy is making good progress as Mainland China continues to record strong growth. The central government has taken active steps to put into effect the policies of the Individual Visit Scheme and CEPA which led to sustained growth in tourists arrival and domestic exports. All these favourable factors, together with the accelerating pace of the merging of the Pearl River Delta Region, will contribute to bring about good prospect of continued growth for the local economy.

With complementary policies and active steps taken by the Government in various areas of trade and commerce, tourists arrival recorded a great increase. These have proved to be beneficial to the hotel, retailing as well as food and beverage businesses of the Group. The major investment properties held by the Group are mostly large-scale retail shopping properties located close to mass railway network with heavy pedestrian traffic and the occupancy rates and rental level are relatively stable. Moreover, contributions to profits from the Group's listed associated companies, which include The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, will provide in the long term as a stable source of profit to the Group. The Group possesses abundant financial resources which will enable the Group to further expand its diversified businesses. In the absence of unforeseen circumstances, it is anticipated that the performance of the Group will be satisfactory in the current financial year.

Condensed Interim Financial Statements

Consolidated Income Statement – unaudited

	Notes	For the six months ended 31st December, 2003 HK$'000	2002 restated HK$'000
Turnover	2	**601,574**	600,799
Direct operating costs		**(269,174)**	(298,717)
		332,400	302,082
Other operating income		**50,215**	55,435
Profit/(loss) on disposal of investments in securities		**1,262**	(253)
Unrealised holding gain/(loss) on investments in securities		**132,988**	(39,711)
Profit on disposal of bridges		**104,332**	—
Impairment loss on toll highway operating rights, property, plant and equipment recognised		**(53,614)**	(14,318)
Selling and distribution costs		**(30,112)**	(24,263)
Administrative expenses		**(109,219)**	(83,601)
Other operating expenses		**—**	(341)
Profit from operations	2	**428,252**	195,030
Finance costs	3(a)	**(9,344)**	(19,668)
Share of results of associates		**632,102**	747,738
Amortisation of goodwill		**(25,277)**	(22,000)
Profit before taxation	3	**1,025,733**	901,100
Taxation	4	**(181,639)**	(106,454)
Profit before minority interests		**844,094**	794,646
Minority interests		**(22,012)**	(20,687)
Net profit for the period		**822,082**	773,959
Dividends	5	**309,906**	309,906
Earnings per share	6	**HK$0.29**	HK$0.27

The notes on pages 9 to 19 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Notes	At 31st December, 2003 unaudited HK$'000	At 30th June, 2003 restated HK$'000
Non-current assets			
Investment properties	7	**3,948,638**	3,948,186
Property, plant and equipment	7	**1,991,883**	2,170,911
Properties held for development		**10,649**	10,649
Interests in associates		**13,048,446**	12,872,812
Investments in securities		**238,555**	706,368
Instalments receivable		**6,070**	6,537
Accounts receivable		**141,814**	—
Amounts due from investee companies		**4,410**	4,725
		19,390,465	19,720,188
Current assets			
Inventories		**30,007**	25,789
Investments in securities		**501,900**	211,269
Completed properties for sale		**233,814**	233,964
Debtors, deposits and prepayments	8	**234,890**	255,727
Instalments receivable		**856**	748
Amounts due from associates		**124,765**	126,909
Amounts due from investee companies		**1,934**	1,613
Pledged bank deposits		**20,205**	20,205
Bank balances and cash		**1,001,899**	794,358
		2,150,270	1,670,582
Current liabilities			
Creditors and accrued expenses	9	**297,248**	260,617
Amounts due to associates		**181**	234
Amount due to an investee company		**—**	4,143
Taxation		**135,189**	147,954
Secured borrowings		**59,370**	45,756
Unsecured borrowings		**81,200**	314,487
Obligations under finance leases		**—**	47
		573,188	773,238
Net current assets		**1,577,082**	897,344
		20,967,547	20,617,532

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Notes	At 31st December, 2003 unaudited HK$'000	At 30th June, 2003 restated HK$'000
Capital and reserves			
Share capital	10	**563,466**	563,466
Reserves	11	**19,210,227**	18,685,954
		19,773,693	19,249,420
Minority interests		**841,767**	880,810
Non-current liabilities			
Secured borrowings		**183,423**	213,729
Unsecured borrowings		**—**	26,320
Deferred taxation		**68,127**	47,839
Amount due to a fellow subsidiary		**100,537**	199,414
		352,087	487,302
		20,967,547	20,617,532

The notes on pages 9 to 19 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity – unaudited

	Notes	For the six months ended 31st December, 2003 HK$'000	2002 restated HK$'000
Shareholders' equity at 1st July			
As previously reported		**19,640,071**	19,959,037
Effect of adopting revised SSAP 12	1	**(390,651)**	(329,501)
Effect of adopting SSAP 34		**—**	(76,987)
As restated		**19,249,420**	19,552,549
Revaluation increase/(decrease) on investment properties	11	**13,254**	(1,058,325)
Net gains/(losses) not recognised in the consolidated income statement		**13,254**	(1,058,325)
Net profit for the period		**822,082**	773,959
Dividends paid		**(309,906)**	(309,906)
Realisation of investment property revaluation reserve	11	**(1,157)**	(1,038)
Realisation of other property revaluation reserve		**—**	(28,230)
Shareholders' equity at 31st December		**19,773,693**	18,929,009

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement – unaudited

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Net cash generated from operating activities	**312,953**	414,564
Net cash generated from investing activities	**640,819**	377,437
Net cash used in financing	**(736,523)**	(1,012,053)
Net increase/(decrease) in cash and cash equivalents	**217,249**	(220,052)
Cash and cash equivalents at 1st July	**757,371**	605,066
Cash and cash equivalents at 31st December	**974,620**	385,014
Analysis of balances of cash and cash equivalents		
Bank balances and cash	**1,001,899**	427,336
Bank overdrafts	**(27,279)**	(42,322)
	974,620	385,014

Notes to the Condensed Interim Financial Statements (unaudited)

1 BASIS OF PREPARATION

The condensed interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The principal accounting policies and basis of preparation used in the preparation of these condensed interim financial statements are the same as those used in the Group's audited financial statements for the year ended 30th June, 2003, except for the SSAP 12 (Revised) "Income taxes" which is effective and has been adopted for the first time in preparation of the current period's condensed consolidated financial statements.

On the adoption of the SSAP 12 (Revised) "Income taxes", deferred taxation is provided in full, using the liability method, on the temporary differences arising between the tax bases of assets/liabilities and their carrying amounts in the accounts with limited exceptions. Deferred taxation is determined by reference to the taxation rate enacted or substantively enacted on the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In previous years, deferred taxation was provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparative figure have been restated to conform the changed policy. The shareholders' equity as at 1st July, 2003 was restated and decreased by HK$390,651,000 which comprised decrease in retained profits of HK$379,631,000 and investment property revaluation reserve of HK$11,020,000 (as at 1st July, 2002: the shareholders' equity was decreased by HK$329,501,000, which comprised decrease in retained profits of HK$319,151,000 and investment property revaluation reserve of HK$10,350,000). The effect of change to income tax for the six months ended 31st December, 2003 is an increase in the charge of HK$20,288,000 (31st December, 2002: HK$4,598,000).

2 SEGMENTAL INFORMATION

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing	–	property rental
Hotel operation	–	hotel operations and management
Department store	–	department store operations and management
Infrastructure	–	infrastructure project investment
Others	–	sale of properties, provision of cleaning and security guard services and provision of information technology services

Notes to the Condensed Interim Financial Statements (unaudited)

2 SEGMENTAL INFORMATION (cont'd)

Business segments (cont'd)

Segment information about these businesses is presented below:

For the six months ended 31st December, 2003

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infra-structure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	285,836	40,986	62,470	98,450	113,832	—	601,574
Other operating income	1,163	—	375	6,566	35,204	—	43,308
External income	286,999	40,986	62,845	105,016	149,036	—	644,882
Inter-segment income	28,263	—	—	—	2,626	(30,889)	—
Total income	315,262	40,986	62,845	105,016	151,662	(30,889)	644,882

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infra-structure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	177,740	(1,814)	2,485	69,731	(5,046)	—	243,096
Interest income							6,907
Profit on disposal of investments in securities	—	—	—	—	1,262	—	1,262
Unrealised holding gain on investments in securities	—	—	—	—	132,988	—	132,988
Profit on disposal of bridges	—	—	—	104,332	—	—	104,332
Impairment loss on toll highway operating rights, property, plant and equipment recognised	—	—	—	(53,179)	(435)	—	(53,614)
Unallocated corporate expenses							(6,719)
Profit from operations							428,252
Finance costs							(9,344)
Share of results of associates							632,102
Amortisation of goodwill							(25,277)
Profit before taxation							1,025,733
Taxation							(181,639)
Profit before minority interests							844,094
Minority interests							(22,012)
Net profit for the period							822,082

2 SEGMENTAL INFORMATION (cont'd)

Business segments (cont'd)

For the six months ended 31st December, 2002 (restated)

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infra-structure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	275,365	44,544	61,873	112,648	106,369	—	600,799
Other operating income	1,301	—	298	85	36,749	—	38,433
External income	276,666	44,544	62,171	112,733	143,118	—	639,232
Inter-segment income	30,611	—	—	—	2,576	(33,187)	—
Total income	307,277	44,544	62,171	112,733	145,694	(33,187)	639,232

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infra-structure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	156,383	(2,948)	(544)	74,662	16,169	—	243,722
Interest income							17,002
Loss on disposal of investments in securities	—	—	—	—	(253)	—	(253)
Unrealised holding loss on investments in securities	—	—	—	—	(39,711)	—	(39,711)
Impairment loss on property, plant and equipment recognised	—	—	—	—	(14,318)	—	(14,318)
Unallocated corporate expenses							(11,412)
Profit from operations							195,030
Finance costs							(19,668)
Share of results of associates							747,738
Amortisation of goodwill							(22,000)
Profit before taxation							901,100
Taxation							(106,454)
Profit before minority interests							794,646
Minority interests							(20,687)
Net profit for the period							773,959

Notes to the Condensed Interim Financial Statements (unaudited)

2 **SEGMENTAL INFORMATION** (cont'd)

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

For the six months ended 31st December, 2003

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	**501,969**	**99,605**	**601,574**
Other operating income	**37,228**	**6,080**	**43,308**
External income	**539,197**	**105,685**	**644,882**

For the six months ended 31st December, 2002

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	482,523	118,276	600,799
Other operating income	36,266	2,167	38,433
External income	518,789	120,443	639,232

3 PROFIT BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived for the period at after charging:

(a) Finance costs

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Interest on:		
— Bank loans and overdrafts	**8,444**	17,890
— Finance leases	**4**	45
— Other borrowings	**896**	1,733
	9,344	19,668

(b) Items other than those separately disclosed in Notes 2 and 3(a):

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Amortisation and depreciation	**30,818**	35,451
Staff costs	**105,098**	103,413
Cost of sales		
— completed properties for sale	**684**	304
— inventories	**62,796**	63,999

Notes to the Condensed Interim Financial Statements (unaudited)

4 TAXATION

	For the six months ended 31st December,	
	2003	2002 restated
	HK$'000	HK$'000
The Group		
— Hong Kong	**25,337**	15,974
— PRC	**6,799**	6,256
	32,136	22,230
Deferred taxation	**20,288**	4,598
Share of tax on results of associates	**129,215**	79,626
	181,639	106,454

Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

5 DIVIDENDS

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Interim dividend at HK$0.11 per share (2002: HK$0.11 per share)	**309,906**	309,906

6 EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit for the period of HK$822,082,000 (2002 restated: HK$773,959,000) and on 2,817,327,395 (2002: 2,817,327,395) ordinary shares in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential shares in existence for the six months ended 31st December, 2003 and 31st December, 2002.

7 FIXED ASSETS

	Investment properties HK$'000	Property, plant and equipment HK$'000	Total HK$'000
Costs or valuation			
At 1st July, 2003	**3,948,186**	**2,628,198**	**6,576,384**
Additions	**452**	**5,705**	**6,157**
Disposals	**—**	**(182,910)**	**(182,910)**
At 31st December, 2003	**3,948,638**	**2,450,993**	**6,399,631**
Depreciation, amortisation and impairment			
At 1st July, 2003	**—**	**457,287**	**457,287**
Charge for the period	**—**	**30,818**	**30,818**
Written back on disposals	**—**	**(82,609)**	**(82,609)**
Impairment loss	**—**	**53,614**	**53,614**
At 31st December, 2003	**—**	**459,110**	**459,110**
Net book value or valuation			
At 31st December, 2003	**3,948,638**	**1,991,883**	**5,940,521**
At 30th June, 2003	3,948,186	2,170,911	6,119,097

The Group's investment and hotel properties were revalued as at 30th June, 2003 by an independent firm of professional surveyors, DTZ Debenham Tie Leung Limited, on an open market value basis. In the opinion of the directors, there is no significant change in the value of the Group's fixed assets during the period.

Notes to the Condensed Interim Financial Statements (unaudited)

8 DEBTORS, DEPOSITS AND PREPAYMENTS

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. In respect of retailing, most of the transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of allowances for bad debts) is as follows:

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Under 1 month overdue	**20,969**	57,410
More than 1 month overdue but less than 3 months overdue	**30,598**	23,983
More than 3 months overdue but less than 6 months overdue	**3,225**	6,206
Over 6 months overdue	**5,070**	3,879
	59,862	91,478
Prepayments, deposits and other receivable	**175,028**	164,249
	234,890	255,727

9 CREDITORS AND ACCRUED EXPENSES

The ageing analysis of trade payables included in creditors and accrued expenses by due date is as follows:

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Due within 1 month or on demand	**168,129**	110,620
Due after 1 month but within 3 months	**30,406**	42,139
Due after 3 months but within 6 months	**3,819**	4,155
Due after 6 months	**5,820**	5,757
	208,174	162,671
Rental deposits and other payable	**89,074**	97,946
	297,248	260,617

10 SHARE CAPITAL

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Authorised:		
3,000,000,000 ordinary shares of HK$0.2 each	**600,000**	600,000
Issued and fully paid:		
2,817,327,395 (2002: 2,817,327,395) ordinary shares of HK$0.2 each	**563,466**	563,466

There was no movement in the share capital of the Company in either the current or the prior interim reporting period.

11 RESERVES

	Investment property revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st July, 2003							
As previously report	1,455,855	370,524	12,909	6,158,568	309,906	10,768,843	19,076,605
Prior period adjustment (Note 1)	(11,020)	—	—	—	—	(379,631)	(390,651)
As restated	1,444,835	370,524	12,909	6,158,568	309,906	10,389,212	18,685,954
Final dividend paid	—	—	—	—	(309,906)	—	(309,906)
Surplus on revaluation							
Associates	13,254	—	—	—	—	—	13,254
Net profit for the period	—	—	—	—	—	822,082	822,082
Realisation of revaluation reserve	(1,157)	—	—	—	—	—	(1,157)
Interim Dividend proposed	—	—	—	—	309,906	(309,906)	—
At 31st December, 2003	1,456,932	370,524	12,909	6,158,568	309,906	10,901,388	19,210,227

Notes to the Condensed Interim Financial Statements (unaudited)

12 CAPITAL COMMITMENTS

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Contracted commitments for the acquisition of property, plant and equipment and for property development and renovation expenditure	**14,579**	14,579
Contracted commitments for system development costs	**276**	907

13 OPERATING LEASE COMMITMENTS

At 31st December, 2003, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	At 31st December, 2003 HK$'000	At 30th June, 2003 HK$'000
Not later than one year	**73,608**	85,292
Later than one year and not later than five years	**49,946**	111,865
Later than five years	**—**	152,082
	123,554	349,239

Operating lease commitments represent rentals payable by the Group for retail shopping centre, telecommunication network facilities and certain of its office premises. The leases for retail shopping centre and office premises are negotiated for terms of six months to ten years at fixed rental. Some of leases for telecommunications network facilities are with no specific terms while the remaining leases typically run for an initial period of three months, six months or one year, with an option to renew the lease upon the expiry of the initial lease term. None of the leases for telecommunication network facilities includes contingent rentals.

14 RELATED PARTY TRANSACTIONS

The Group entered into the following significant transactions with fellow subsidiaries:

	For the six months ended 31st December,	
	2003	2002
	HK$'000	HK$'000
Security guard service income	**22,290**	23,938
Agency commission paid	**8,693**	8,730
Building management fee paid	**26,696**	29,293
Interest expenses	**99**	1,325
Rental expenses	**38,187**	36,987

Note: Apart from the above interest-bearing advances with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-Bank Offer Rate or with interest at market rates, the other transactions were carried out at market prices or, where no market price was available, at cost plus a percentage profit mark-up.

15 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 1.

Financial Review

REVIEW OF RESULTS

During the six-month period that ended on 31st December, 2003, the Group's turnover amounted to approximately HK$602 million, similar to that recorded in the corresponding period of the previous financial year. The Group's profit attributable to shareholders amounted to approximately HK$822 million in the period under review, representing an increase of 6.2% over the restated profit of HK$774 million (previously stated as HK$794 million) recorded in the corresponding period of the previous financial year. This increase was partly attributed to the booking of unrealized holding gain on investments in securities of approximately HK$133 million and profit recorded on disposal of two toll bridges of the Group. The above-mentioned restatement of profit was made in accordance with the revised SSAP 12 "Income Taxes" in relation to accounting for deferred tax which the Group has adopted with effect from 1st July, 2003.

The Group's total income generated from property rental during the period under review amounted to approximately HK$315 million, showing a slight increase of 2.6% over that recorded in the corresponding period of the past financial year. Profit contribution from this business segment increased by 14% to approximately HK$178 million in the interim period under review from HK$156 million that was recorded in the corresponding period of the past financial year. In respect of the core investment property portfolio, the Group's strategy to invest in retail shopping centres situate in the centre of new towns and transportation nodes has provened to contribute to stable recurrent income.

During the six-month ended 31st December, 2003, the hotel operation of the Group, after deducting all relevant operating costs and expenses, recorded a loss of approximately HK$1.8 million in segmental result as room tariffs were recorded at a relatively low level reflecting the aftermath of the Severe Acute Respiratory Syndrome ("SARS") outbreak in the first half of 2003 and compared with a loss of HK$2.9 million registered for the six-month period ending 31st December, 2002. The Group's department store operation reported a profit of approximately HK$2.5 million as compared to a loss of approximately HK$0.5 million registered in the corresponding period of the previous financial year alongside with recovery seen in consumer spending and increase in tourists arrival.

The Group's result from its infrastructure projects in Mainland China, which are operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$69.7 million as compared to HK$74.7 million recorded for the corresponding period of the previous financial year. The reduced contribution was mainly attributed to a drop in traffic flow and revenues in respect of the toll roads and bridges in the period under review. During the period under review, China Investment Group Limited disposed of two bridges to the municipal government of Tianjin and gave rise to a gain on disposal of approximately HK$104 million to the Group. Separately, a toll road located at Fenghua, Zhejiang Province, owned by this company recorded an impairment loss in the amount of approximately HK$54 million as the board of directors of the company took a considered view to write down its value due to severe adverse position arising from neighbouring competing routes.

The segment of other activities of the Group, which mainly include securities investment and information technology business, registered a combined loss of approximately HK$5 million in the financial period under review as compared to a profit of HK$16 million recorded in the corresponding period of the previous financial year mainly due to reduced level of dividend income from securities investment.

Share of results of associates of the Group, which was mainly represented by contributions from the Group's investment in the three listed associates, amounted to approximately HK$632 million as compared to HK$748 million that was recorded in the corresponding period of the previous financial year. The total profit attributed to the three listed associates amounted to HK$619 million during the period under review due to the aftermaths of SARS as compared to HK$731 million recorded in the corresponding period of the previous financial year.

FINANCIAL RESOURCES AND LIQUIDITY

As at 31st December, 2003, shareholders' fund of the Group amounted to approximately HK$19,774 million, which was similar to the level that was recorded as at 30th June, 2003. The Group is in a strong financial position and possesses a large capital base. As at the end of the six-month period under review, the cash holdings of the Group amounted to approximately HK$1,022 million, after netting off the total borrowings that stood at approximately HK$324 million, , the Group was in a net cash position of approximately HK$698 million. Except for the portion of the bank borrowings that amounted to approximately HK$243 million related to a subsidiary of the Group that engages in infrastructure investments in Mainland China, banking facilities made available to the Group were unsecured and with the vast majority being obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate sources for funding its ongoing operations as well as future expansion.

Other than the disposal of two toll bridges of the Group, the Group did not undertake any significant acquisition or disposal of assets outside its core business during the period under review.

LOAN MATURITY PROFILE

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2003 and 30th June, 2003 respectively are summarised as follows:

	As at 31st December, 2003 HK$'000	As at 30th June, 2003 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**140,570**	360,290
After 1 year but within 2 years	**47,744**	65,485
After 2 years but within 5 years	**135,679**	109,289
After 5 years	**-**	65,275
Total Bank Loans and Borrowings	**323,993**	600,339
Less: Cash at bank and in hand	**(1,022,104)**	(814,563)
Total Net Bank Deposits	**(698,111)**	(214,224)

GEARING RATIO

As at the end of the period under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' fund was zero, in a position that was the same as that registered as at 30th June, 2003. The Group's total interest expense was recorded at approximately HK$9 million for the six-month ended 31st December, 2003 and profit from operations of HK$428 million covered the total interest expense by 47.6 times for the period under review, as compared to 9.8 times that was posted as at the end of the corresponding period of the previous financial year.

INTEREST RATE EXPOSURE AND EXCHANGE RATE EXPOSURE

The Group's financing and treasury activities were managed centrally at the corporate level. Banking facilities obtained by the Group to finance its Hong Kong operations were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the period under review to fund its infrastructure projects in Mainland China. As a whole, the core operations of the Group can therefore be considered as not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. In order to fix the Group's Hong Kong Dollar borrowings at the current low interest rate level, the Group has entered into Hong Kong Dollars interest rate swap agreements in the previous financial year, and a number of these interest rate swap contracts remained outstanding as at 31st December, 2003.

CAPITAL COMMITMENTS

As at 31st December, 2003, capital commitments of the Group amounted to approximately HK$15 million which was similar as that outstanding as at 30th June, 2003. These were mainly made up of contracted commitments of the Group for acquisition of property, plant and equipment, and for property development and renovation expenditure. Other commitments of the Group were related to operating lease commitments being mainly rentals payable by the Group for retail shopping premises and these decreased to approximately HK$124 million as at the end of the period under review from HK$349 million that was recorded as at 30th June, 2003 as a result of closure of the retailing operations by China Investment Group Limited in Mainland China which led to early termination of the lease agreements of the retail premises.

CONTINGENT LIABILITIES

The Group did not record any outstanding contingent liabilities as at 31st December, 2003.

USE OF CAPITAL AND FUNDING

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2003, the number of employees of the Group was about 1,300. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$105 million for the six months ended 31st December, 2003 and HK$103 million for the corresponding period of last year.

Other Information

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 19th April, 2004 to Wednesday, 21st April, 2004, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 16th April, 2004. Warrants for the interim dividend will be sent to shareholders on Thursday, 22nd April, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The Audit Committee met in March 2004 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2003.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 31st December, 2003, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that Non-executive Directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association.

By Order of the Board
John Yip
Secretary

Hong Kong, 17th March, 2004

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2003, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Investment Limited	Lee Shau Kee	1	34,779,936		2,075,859,007		2,110,638,943	74.92
	Lee Ka Kit	1				2,075,859,007	2,075,859,007	73.68
	Lee Ka Shing	1				2,075,859,007	2,075,859,007	73.68
	Li Ning	1		2,075,859,007			2,075,859,007	73.68
	Lee Tat Man		6,666				6,666	0.00
	Lee King Yue	2	959,028	42,711			1,001,739	0.04
	Ho Wing Fun		1,100				1,100	0.00
Henderson Land Development Company Limited	Lee Shau Kee	3			1,122,938,300		1,122,938,300	61.88
	Lee Ka Kit	3				1,122,938,300	1,122,938,300	61.88
	Lee Ka Shing	3				1,122,938,300	1,122,938,300	61.88
	Li Ning	3		1,122,938,300			1,122,938,300	61.88
	Lee Tat Man		498,000				498,000	0.03
	Lee King Yue	4	26,400	16,500	19,800		62,700	0.00
	Ho Wing Fun		100				100	0.00
	Lau Chi Keung		2,200				2,200	0.00
	Woo Ka Biu, Jackson	5		2,000			2,000	0.00
Henderson China Holdings Limited	Lee Shau Kee	6			325,133,977		325,133,977	65.45
	Lee Ka Kit	6				325,133,977	325,133,977	65.45
	Lee Ka Shing	6				325,133,977	325,133,977	65.45
	Li Ning	6		325,133,977			325,133,977	65.45
	Woo Ka Biu, Jackson		544,802				544,802	0.11

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson	Lee Shau Kee	7	173,898		4,244,996,094		4,245,169,992	84.90
Cyber Limited	Lee Ka Kit	7				4,244,996,094	4,244,996,094	84.90
	Lee Ka Shing	7				4,244,996,094	4,244,996,094	84.90
	Li Ning	7		4,244,996,094			4,244,996,094	84.90
	Lee Tat Man		33				33	0.00
	Lam Ko Yin, Colin		55				55	0.00
	Lee King Yue	8	4,795	588			5,383	0.00
	Ho Wing Fun		5				5	0.00
The Hong Kong	Lee Shau Kee	9	3,226,174		2,157,017,776		2,160,243,950	38.28
and China Gas	Lee Ka Kit	9				2,157,017,776	2,157,017,776	38.22
Company Limited	Lee Ka Shing	9				2,157,017,776	2,157,017,776	38.22
	Li Ning	9		2,157,017,776			2,157,017,776	38.22
Hong Kong	Lee Shau Kee	10	7,799,220		111,636,090		119,435,310	33.52
Ferry (Holdings)	Lee Ka Kit	10				111,636,090	111,636,090	31.33
Company	Lee Ka Shing	10				111,636,090	111,636,090	31.33
Limited	Li Ning	10		111,636,090			111,636,090	31.33
	Lam Ko Yin, Colin		150,000				150,000	0.04
	Leung Hay Man		2,250				2,250	0.00
Miramar Hotel	Lee Shau Kee	11			252,169,250		252,169,250	43.69
and Investment	Lee Ka Kit	11				252,169,250	252,169,250	43.69
Company,	Lee Ka Shing	11				252,169,250	252,169,250	43.69
Limited	Li Ning	11		252,169,250			252,169,250	43.69
	Woo Po Shing	12	2,705,000		2,455,000		5,160,000	0.89

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	13			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	14			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	15	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	13				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	14				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	15				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	13				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	14				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	15				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	13		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	14		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	15		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Angelfield Investment Limited	Lam Ko Yin, Colin	16			1		1	50.00
China Investment Group Limited	Woo Ka Biu, Jackson	17			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	18			5,000		5,000	4.49
	Woo Po Shing	19			3,250		3,250	2.92
Henfield Properties Limited	Lee Ka Kit	20			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	21			100		100	100.00
	Lee Ka Kit	21				100	100	100.00
	Lee Ka Shing	21				100	100	100.00
	Li Ning	21		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	22			3,240		3,240	80.00
	Lee Ka Kit	22				3,240	3,240	80.00
	Lee Ka Shing	22				3,240	3,240	80.00
	Li Ning	22		3,240			3,240	80.00
Pochette Investment Limited	Leung Hay Man	23			40		40	2.00
Shellson International Limited	Lee Ka Kit	24			25	75	100	100.00

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

(i) Options to subscribe for shares in Henderson Cyber Limited

As at 31st December, 2003, the following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, which were granted on 28th June, 2000 under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

Name of Director	Number of share options at 1st July, 2003	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Number of share options outstanding at 31st December, 2003
Lee Shau Kee	2,400,000	–	–	–	2,400,000
Colin Lam Ko Yin	1,200,000	–	–	–	1,200,000
Lee Ka Kit	1,200,000	–	–	–	1,200,000
Lee Ka Shing	1,200,000	–	–	–	1,200,000
Patrick Kwok Ping Ho	600,000	–	–	–	600,000
Li Ning	400,000 (Note 25)	–	–	–	400,000
Ho Wing Fun	400,000	–	–	–	400,000
Lau Chi Keung	400,000	–	–	–	400,000
Augustine Wong Ho Ming	400,000	–	–	–	400,000
Suen Kwok Lam	400,000	–	–	–	400,000
Sit Pak Wing	400,000	–	–	–	400,000
Donald Cheung Ping Keung	200,000	–	–	–	200,000

Particulars of outstanding share options of employees of Henderson Cyber under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2003	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2003
28/06/2000	1,850,000	–	–	–	1,850,000

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES (cont'd)

Particulars of outstanding share options of all other participants under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2003	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2003
28/06/2000	16,600,000	–	–	150,000	16,450,000

Subject to the terms and conditions of the Henderson Cyber Option Plan, each of the above Directors, employees and other participants will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

Particulars of outstanding share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme") are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2003	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2003
04/10/2000	100,000	–	–	–	100,000

Subject to the terms and conditions of the Henderson Cyber Share Option Scheme, the employee of Henderson Cyber will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES (cont'd)

As at 31st December, 2003, share options for a total of 27,500,000 shares in Henderson Cyber under the Henderson Cyber Option Plan and 100,000 shares in Henderson Cyber under the Henderson Cyber Share Option Scheme remained outstanding, representing in aggregate approximately 0.6 per cent. of the existing issued share capital of Henderson Cyber. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Henderson Cyber Option Plan		
Directors	12	9,200,000
Employees	4	1,850,000
Other participants	36	16,450,000
	52	27,500,000
Henderson Cyber Share Option Scheme		
Employee	1	100,000

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the six months ended 31st December, 2003.

(ii) Options to subscribe for shares in Henderson China Holdings Limited

As at 31st December, 2003, the following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited, an associated corporation of the Company:

Name of Director	Number of share options	Exercisable Period
Colin Lam Ko Yin	1,500,000	21/08/2001 – 20/08/2004
Lee Ka Kit	1,500,000	02/11/2001 – 01/11/2004

The above Directors will be entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods.

Except for the above, at no time during the period was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHERS' INTERESTS

As at 31st December, 2003, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	2,075,859,007	73.68
Riddick (Cayman) Limited (Note 1)	2,075,859,007	73.68
Hopkins (Cayman) Limited (Note 1)	2,075,859,007	73.68
Henderson Development Limited (Note 1)	2,070,243,859	73.48
Henderson Land Development Company Limited (Note 1)	2,070,243,859	73.48
Kingslee S.A. (Note 1)	2,070,243,859	73.48
Banshing Investment Limited	802,854,200	28.50
Markshing Investment Limited	602,168,418	21.37
Covite Investment Limited	363,328,900	12.90
Person other than Substantial Shareholders:		
Gainwise Investment Limited	217,250,000	7.71

Notes:

1 Of these 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 61.87% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2 These 42,711 shares were owned by the wife of Mr. Lee King Yue.

3 Of these shares, (i) 570,743,800 shares were owned by HD; (ii) 7,092,000 shares and 870,100 shares were respectively owned by Sandra Investment Limited and Mightygarden Limited, both of which were wholly-owned subsidiaries of HD; (iii) 222,045,300 shares, 145,090,000 shares, 61,302,000 shares, 55,000,000 shares and 55,000,000 shares were respectively owned by Believegood Limited, Cameron Enterprise Inc., Prosglass Investment Limited, Fancy Eye Limited and Spreadral Limited, all of which were wholly-owned subsidiaries of Glorious Asia S.A. which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 36.72% held by Henderson Investment Limited ("HI"). HI was 73.48% held by HL which in turn was 61.87% held by HD; and (v) 192,500 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HD and Fu Sang as set out in Notes 1 and 9 and HL by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

4 These 16,500 shares were owned by the wife of Mr. Lee King Yue and 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

5 These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

6 Of these shares, 175,000,000 shares, 75,233,977 shares and 74,900,000 shares were respectively owned by Primeford Investment Limited, Timsland Limited and Quantum Overseas Limited, all of which were wholly-owned subsidiaries of Brightland Enterprises Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 2 and Henderson China Holdings Limited ("HC") by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

7 Of these 4,244,996,094 shares, (i) 902,700,000 shares were owned by Technology Capitalization Limited, a wholly-owned subsidiary of Towngas Investment Company Limited which in turn was 100% held by China Gas; (ii) 3,333,213,616 shares were owned by Felix Technology Limited, a wholly-owned subsidiary of Best Selection Investments Limited which in turn was 100% held by HI; (iii) 4,014,271 shares, 1,816,644 shares, 1,714,027 shares, 1,086,250 shares and 423,211 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (iv) 28,075 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HI, HL and Fu Sang as set out in Notes 1, 2 and 9 and Henderson Cyber Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

8 These 588 shares were owned by the wife of Mr. Lee King Yue.

9 Of these 2,157,017,776 shares, (i) 1,159,024,597 shares, 484,225,002 shares and 429,321,946 shares were respectively owned by Disralei Investment Limited, Medley Investment Limited and Macrostar Investment Limited, all of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 3,966,472 shares were owned by Mightygarden Limited, a wholly-owned subsidiary of HD; and (iii) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

10 Of these 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

11 Of these shares, 100,612,750 shares, 79,121,500 shares and 72,435,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Miramar Hotel and Investment Company, Limited ("Miramar") by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

12 These 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

13 These shares were held by Hopkins as trustee of the Unit Trust.

14 These shares were held by Hopkins as trustee of the Unit Trust.

15 These 15,000,000 shares were owned by Fu Sang.

16 The 1 share was held by Flourish Land Company Limited which was 99% owned by Mr. Lam Ko Yin, Colin.

17 These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

18 These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

19 These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

20 Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

21 Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

22 Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

23 These shares were held by Golovanov Investment Limited which was wholly-owned by Mr. Leung Hay Man.

24 Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

25 The number of share options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning.

中期報告
2003/2004

恒基兆業發展有限公司

中期業績及股息

董事局宣佈本集團截至二零零三年十二月三十一日止六個月內，未經審核除税項及少數股東權益後之綜合盈利為港幣八億二千二百萬元，與上年度同期重列後之綜合盈利比較，增加百分之六。每股盈利為港幣二角九仙。

董事局宣佈派發中期股息，每股港幣一角一仙，給予二零零四年四月二十一日登記在公司股東名冊內之股東。

管理層討論及分析

業務回顧

出租物業

期內租務市場隨本地及全球經濟改善逐步回穩，甲級寫字樓及商場租金亦見回升。由於集團之主要出租物業大部份為商場，並位於人流旺盛之新市鎮，客源相對穩定，加上大量內地遊客來港消費，受惠零售業。集團之總租金收入約為港幣三億一千五百萬元 ，較去年同期增加百分之三，而平均出租率亦能保持於百分之九十四水平。於半年結日，集團自佔出租物業樓面共二百零四萬平方呎。

酒店及百貨業務

香港麗東酒店及九龍麗東酒店錄得約百分之九十平均入住率，但房租在期內只能維持在較低水平。受惠於中央政府在期內推出「自由行」及「更緊密經貿合作」政策，旗下千色店百貨業務在期內之營業額比去年同期有所增加。

保安業務

集團屬下之宏力保安服務有限公司提供全面保安專業管理服務，包括護衛、場地保安、危機管理及應變計劃、商場及優質酒店保安服務。期內繼續積極拓展業務，營運收益續有增長。

其他投資

恒基發展持有百分之六十四權益之中國投資集團有限公司，截至二零零三年十二月三十一日止之六個月錄得約港幣六千九百七十萬元之溢利。期內，該公司將位於天津市兩條收費橋樑之經營管理權交予當地政府，在調整相應會計政策後，錄得約港幣一億零四百萬元税前溢利，但在奉化之一條收費公路則須作資產減值撥備約港幣五千四百萬元。

聯營公司

*香港中華煤氣有限公司*截至二零零三年十二月三十一日止財政年度之股東應佔溢利為港幣三十億五千一百萬元，較上年度增加港幣三百萬元。截至二零零三年底，客戶數目達1,520,166戶，較上年度增加逾49,400戶。西氣東輸管道項目已於二零零三年第四季度開始供氣予華東地區，而其他地區也將在二零零五年開始陸續通氣，此項目將有助推動工商業及居民用氣市場之迅速增長。該集團中國核心業務之長遠發展策略是以天然氣業務為主導，二零零三年內主要集中在廣東、華東、山東及華中等經濟較蓬勃及天然氣即將到臨之地區發展；至今在內地已落實24個城市管道燃氣合資項目，當中包括深圳、南京、武漢及濟南等大型城市。為配合其發展策略，已成立港華投資有限公司為投資控股公司，有效地管理國內之各項投資。在二零零三年，該集團繼續榮獲《遠東經濟評論》列入「亞洲最具領導地位公司」香港區十大最具領導地位企業之一。

在本港，該集團現正計劃及進行多項主要喉管敷設工程，包括新界東部及大嶼山之國際主題公園。於物業發展方面，持有15%權益及位於機鐵香港站上蓋發展項目 — 國際金融中心第一及第二期之寫字樓及商場部份已相繼建成及出租，此外，該項目之酒店綜合發展部份亦預期於二零零四年底落成後，將由四季酒店集團管理。持有50%權益之西灣河項目預期於二零零五年建成，合共提供二千零二十個住宅單位。另外，馬頭角南廠地盤現亦正在興建五幢住宅樓宇，總樓面約為一百一十萬平方呎，預期在二零零六年落成。展望該集團業務在二零零四年續有穩健增長。

*香港小輪(集團)有限公司*截至二零零三年十二月三十一日止財政年度，除稅後綜合溢利為港幣二億六千五百萬元，較二零零二年減少百分之二十二。「港灣豪庭」之銷售收益仍為該集團本年度之主要收入來源，整個發展項目包括商場部份於二零零三年下半年已全部完成。該公司已接納地政總署提出大角咀道222號地盤之補地價，金額約港幣三億九千萬元，建築工程在辦妥有關手續後即將展開，可建總樓面達三十二萬平方呎。該公司於二零零三年十月購入之塘尾道43至51A號地盤，投資總額為港幣一億二千餘萬元，擬興建一幢總樓面約五萬三千平方呎之商住大廈，預期於二零零五年底落成。

*美麗華酒店企業有限公司*截至二零零三年九月三十日止六個月之上半年度未經審核股東應佔溢利約為港幣九千七百萬元，較去年同期上升百分之十一點五。在非典型肺炎影響期間，集團各業務之營業額雖然錄得不同程度跌幅，惟能即時採取多項應變策略，一方面在酒店及餐飲單位推出多種推廣優惠吸引客源，另一方面全線實施額外嚴緊成本控制措施，成功地減低疫症之負面影響。上半年度出售美國物業為集團帶來盈利。預期本港經濟及旅遊業逐步復甦，將惠及該集團各主要業務。

恒基數碼

恒基數碼科技有限公司截至二零零三年十二月三十一日止六個月之股東應佔虧損，約為港幣一千一百萬元，比去年同期之虧損略為減少。於期內積極推行所訂策略，繼續擴展「名氣佳」之寬頻服務及互聯網服務，直通國際電話服務及零售業務。截至二零零三年十二月底已登記使用各項服務之用戶數目合共增長至358,000戶，為恒基數碼之主要收入來源。

展望

全球經濟復甦，中國經濟保持強勁增長，本港與珠三角加速融合，加上中央政府積極推動「自由行」及「更緊密經貿合作」政策，來港旅客及出口貿易有穩定增長，本港之經濟將持續向好。

在政府各種商貿政策之配合及推動下，來港旅客大量增加，集團在香港經營之酒店、零售及飲食等各項業務，均能受惠。而集團擁有之主要投資物業，大部份為大型商場，貼近鐵路網絡，人流暢旺，出租率及租金均較為穩定，加上集團旗下各上市聯營公司，包括香港中華煤氣有限公司、香港小輪(集團)有限公司及美麗華酒店企業有限公司之盈利貢獻，為集團穩定收益之基礎。集團財政極為充裕，有利集團擴展其多元化之業務。如無不可預見之因素下，預期本年度業績將有滿意表現。

簡明中期財務報表

綜合收益表(未經審核)

	附註	截至十二月三十一日止六個月 二零零三年 港幣千元	二零零二年 重列 港幣千元
營業額	二	**601,574**	600,799
直接成本		**(269,174)**	(298,717)
		332,400	302,082
其他營運收入		**50,215**	55,435
出售證券投資溢利／(虧損)		**1,262**	(253)
持有未實現盈利／(虧損)之證券投資		**132,988**	(39,711)
出售橋樑溢利		**104,332**	–
高速公路經營權、物業、廠房及設備減值		**(53,614)**	(14,318)
分銷費用		**(30,112)**	(24,263)
行政費用		**(109,219)**	(83,601)
其他營運費用		**–**	(341)
經營溢利	二	**428,252**	195,030
財務費用	三(甲)	**(9,344)**	(19,668)
應佔聯營公司業績		**632,102**	747,738
商譽攤銷		**(25,277)**	(22,000)
除税項前溢利	三	**1,025,733**	901,100
税項	四	**(181,639)**	(106,454)
除少數股東權益前溢利		**844,094**	794,646
少數股東權益		**(22,012)**	(20,687)
本期溢利		**822,082**	773,959
股息	五	**309,906**	309,906
每股盈利	六	**港幣0.29元**	港幣0.27元

第九頁至十九頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

綜合資產負債表

	附註	於二零零三年十二月三十一日 未經審核 港幣千元	於二零零三年六月三十日 重列 港幣千元
非流動資產			
投資物業	七	**3,948,638**	3,948,186
物業、廠房及設備	七	**1,991,883**	2,170,911
待發展物業		**10,649**	10,649
聯營公司權益		**13,048,446**	12,872,812
證券投資		**238,555**	706,368
應收分期款		**6,070**	6,537
應收賬項		**141,814**	–
投資公司欠款		**4,410**	4,725
		19,390,465	19,720,188
流動資產			
存貨		**30,007**	25,789
證券投資		**501,900**	211,269
待出售之建成物業		**233,814**	233,964
應收賬項、按金及預付費用	八	**234,890**	255,727
應收分期款		**856**	748
聯營公司欠款		**124,765**	126,909
投資公司欠款		**1,934**	1,613
已抵押銀行存款		**20,205**	20,205
銀行結存及現金		**1,001,899**	794,358
		2,150,270	1,670,582
流動負債			
應付賬項及應付費用	九	**297,248**	260,617
欠聯營公司款		**181**	234
欠投資公司款		–	4,143
稅項		**135,189**	147,954
已抵押借款		**59,370**	45,756
無抵押借款		**81,200**	314,487
融資租賃之承擔		–	47
		573,188	773,238
流動資產淨額		**1,577,082**	897,344
		20,967,547	20,617,532

簡明中期財務報表

綜合資產負債表（續）

	附註	於二零零三年十二月三十一日 未經審核 港幣千元	於二零零三年六月三十日 重列 港幣千元
資本及儲備			
股本	十	**563,466**	563,466
儲備	十一	**19,210,227**	18,685,954
		19,773,693	19,249,420
少數股東權益		**841,767**	880,810
非流動負債			
已抵押借款		**183,423**	213,729
無抵押借款		**–**	26,320
遞延稅項		**68,127**	47,839
同母系附屬公司借款		**100,537**	199,414
		352,087	487,302
		20,967,547	20,617,532

第九頁至十九頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

綜合權益變動表(未經審核)

	附註	截至十二月三十一日止六個月 二零零三年 港幣千元	二零零二年 重列 港幣千元
於七月一日之股東權益			
前期報告		**19,640,071**	19,959,037
採納經修訂之會計實務準則第12條之影響	一	**(390,651)**	(329,501)
採納會計實務準則第34條之影響		**–**	(76,987)
重新列報		**19,249,420**	19,552,549
重估投資物業升價/(跌價)	十一	**13,254**	(1,058,325)
未於綜合收益表上確認之淨盈餘/(虧損)		**13,254**	(1,058,325)
本期溢利		**822,082**	773,959
已派股息		**(309,906)**	(309,906)
已變現之投資物業重估儲備	十一	**(1,157)**	(1,038)
已變現之其他物業重估儲備		**–**	(28,230)
於十二月三十一日之股東權益		**19,773,693**	18,929,009

簡明中期財務報表

簡明綜合現金流量表(未經審核)

	截至十二月三十一日止六個月 二零零三年 港幣千元	二零零二年 港幣千元
營運業務產生之現金淨額	**312,953**	414,564
投資活動產生之現金淨額	**640,819**	377,437
融資所用之現金淨額	**(736,523)**	(1,012,053)
現金及現金等值之增加/(減少)淨值	**217,249**	(220,052)
七月一日之現金及現金等值	**757,371**	605,066
十二月三十一日之現金及現金等值	**974,620**	385,014
現金及現金等值結餘分析		
銀行結存及現金	**1,001,899**	427,336
銀行透支	**(27,279)**	(42,322)
	974,620	385,014

簡明中期財務報表附註（未經審核）

一　編製基準

本集團之簡明中期財務報表乃未經審核，惟已由本集團之審核委員會審閱。

本簡明中期財務報表已根據香港聯合交易所有限公司主板上市規則之規定，包括遵守香港會計師公會發出之會計實務準則第25條「中期財務報告」編製而成。

本簡明中期財務報表所採納之主要會計政策，與本集團編製截至二零零三年六月三十日止年度經審核財務報表所使用者相同，惟於編製本期簡明綜合財務報表時首次採納之會計實務準則第12條（經修訂）「所得税」除外。

因採用會計實務準則第12條（經修訂）「所得税」，遞延税項乃以負債法就資產及負債的評税基準與其於賬目內的賬面值之間的暫時差異，作出全數準備，惟個別情況除外。遞延税項是按在結算日前已頒佈或實質頒佈之税率而釐定。

遞延税項資產乃就有可能將未來可供課税溢利與可動用之暫時差異抵銷而確認。

於過往年度，遞延税項是按負債法計算在可預見的將來，合理地估計因收入及支出的會計與税務處理之間的所有重大時差所產生的税務影響提撥準備。未來的遞延税項利益只會在合理地肯定可實現的情況下才會確認。採用會計實務準則第12條（經修訂）乃構成會計政策變動，並已追溯應用，有關比較數字已予重列，以符合修訂後政策。於二零零三年七月一日的股東權益已重列並減少港幣390,651,000元，包括溢利保留減少港幣379,631,000元及投資物業重估儲備減少港幣11,020,000元（於二零零二年七月一日：股東權益減少港幣329,501,000元，包括溢利保留減少港幣319,151,000元及投資物業重估儲備減少港幣10,350,000元）。由於該項政策的轉變，截至二零零三年十二月三十一日止六個月的税項增加港幣20,288,000元（二零零二年十二月三十一日：港幣4,598,000元）。

二　分部資料

業務分部

本集團用以劃分作首要分部呈報之業務如下：

物業租賃	－	物業租金
酒店經營	－	酒店經營及管理
百貨業務	－	百貨業務經營及管理
基建項目	－	基建項目投資
其他	－	銷售物業，清潔服務，保安服務及提供資訊科技服務

簡明中期財務報表附註(未經審核)

二　分部資料(續)

業務分部(續)

本集團各業務之分部資料如下：

截至二零零三年十二月三十一日止六個月

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
收入及業績							
營業額	285,836	40,986	62,470	98,450	113,832	–	601,574
其他營運收入	1,163	–	375	6,566	35,204	–	43,308
對外收入	286,999	40,986	62,845	105,016	149,036	–	644,882
分部間收入	28,263	–	–	–	2,626	(30,889)	–
總收入	315,262	40,986	62,845	105,016	151,662	(30,889)	644,882

集團分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
分部業績	177,740	(1,814)	2,485	69,731	(5,046)	–	243,096
利息收入							6,907
出售證券投資溢利	–	–	–	–	1,262	–	1,262
持有未實現盈利之證券投資	–	–	–	–	132,988	–	132,988
出售橋樑溢利	–	–	–	104,332	–	–	104,332
高速公路經營權、物業、廠房及設備減值	–	–	–	(53,179)	(435)	–	(53,614)
未能分項之費用							(6,719)
經營溢利							428,252
財務費用							(9,344)
應佔聯營公司業績							632,102
商譽攤銷							(25,277)
除税項前溢利							1,025,733
税項							(181,639)
除少數股東權益前溢利							844,094
少數股東權益							(22,012)
本期溢利							822,082

簡明中期財務報表附註(未經審核)

二 分部資料(續)

業務分部(續)

截至二零零二年十二月三十一日止六個月(重列)

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
收入及業績							
營業額	275,365	44,544	61,873	112,648	106,369	–	600,799
其他營運收入	1,301	–	298	85	36,749	–	38,433
對外收入	276,666	44,544	62,171	112,733	143,118	–	639,232
分部間收入	30,611	–	–	–	2,576	(33,187)	–
總收入	307,277	44,544	62,171	112,733	145,694	(33,187)	639,232

集團分部間之收入的價格是由管理層參考市場價格釐定。

分部業績	156,383	(2,948)	(544)	74,662	16,169	–	243,722
利息收入							17,002
出售證券投資虧損	–	–	–	–	(253)	–	(253)
持有未實現虧損之證券投資	–	–	–	–	(39,711)	–	(39,711)
物業、廠房及設備減值	–	–	–	–	(14,318)	–	(14,318)
未能分項之費用							(11,412)
經營溢利							195,030
財務費用							(19,668)
應佔聯營公司業績							747,738
商譽攤銷							(22,000)
除稅項前溢利							901,100
稅項							(106,454)
除少數股東權益前溢利							794,646
少數股東權益							(20,687)
本期溢利							773,959

簡明中期財務報表附註(未經審核)

二　分部資料(續)

地區分部

本集團之銷售物業、物業租賃、酒店經營、百貨業務、保安服務及資訊科技服務皆於香港運作。所有基建項目投資，皆位於中華人民共和國(「中國」)其他地區。

本集團營業額按地區分佈，當中包括銷售貨品及提供服務分析如下：

截至二零零三年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	**501,969**	**99,605**	**601,574**
其他營運收入	**37,228**	**6,080**	**43,308**
對外收入	**539,197**	**105,685**	**644,882**

截至二零零二年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	482,523	118,276	600,799
其他營運收入	36,266	2,167	38,433
對外收入	518,789	120,443	639,232

簡明中期財務報表附註(未經審核)

三 除税項前溢利

本期之除税項前綜合溢利，已扣除下列各項：

(甲) 財務費用

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
由下列借貸產生的利息：		
－銀行貸款及透支	**8,444**	17,890
－租賃款	**4**	45
－其他借款	**896**	1,733
	9,344	19,668

(乙) 除已於附註二及三(甲)中披露外之其他項目：

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
攤銷及折舊	**30,818**	35,451
員工成本	**105,098**	103,413
出售成本		
－待出售之建成物業	**684**	304
－存貨	**62,796**	63,999

簡明中期財務報表附註(未經審核)

四 税項

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
		重列
	港幣千元	港幣千元
集團		
— 香港	**25,337**	15,974
— 中國	**6,799**	6,256
	32,136	22,230
遞延税項	**20,288**	4,598
應佔聯營公司之税項	**129,215**	79,626
	181,639	106,454

香港利得税準備乃按期內估計應課税溢利之17.5%(二零零二年:16%)計算。

香港以外税項準備乃按期內之適用税率就期內在有關境外司法管轄區賺取之估計應課税溢利計算。

五 股息

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
中期股息 — 每股港幣一角一仙 (二零零二年:每股港幣一角一仙)	**309,906**	309,906

六 每股盈利

每股盈利乃按本期溢利淨值港幣822,082,000元(二零零二年重列:港幣773,959,000元),並按期內已發行普通股2,817,327,395股(二零零二年:2,817,327,395股)計算。截至二零零三年十二月三十一日及二零零二年十二月三十一日止六個月並無攤薄每股盈利,因無潛在攤薄股份存在。

簡明中期財務報表附註(未經審核)

七 固定資產

	投資物業 港幣千元	物業、廠房 及設備 港幣千元	合計 港幣千元
成本值或估值			
於二零零三年七月一日	3,948,186	2,628,198	6,576,384
添置	452	5,705	6,157
出售	–	(182,910)	(182,910)
於二零零三年十二月三十一日	3,948,638	2,450,993	6,399,631
折舊、攤銷及減值			
於二零零三年七月一日	–	457,287	457,287
本期折舊	–	30,818	30,818
出售資產折舊撥回	–	(82,609)	(82,609)
減值虧損	–	53,614	53,614
於二零零三年十二月三十一日	–	459,110	459,110
賬面淨值或估值			
於二零零三年十二月三十一日	3,948,638	1,991,883	5,940,521
於二零零三年六月三十日	3,948,186	2,170,911	6,119,097

本集團之投資物業及酒店物業已於二零零三年六月三十日由獨立專業測量師行－戴德梁行以公開市值為準則作出重估。董事局認為，本集團固定資產之市值在本期內並無特別變化。

簡明中期財務報表附註(未經審核)

八　應收賬款、按金及預付費用

集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納的。零售方面，大部份交易是以現金結算。而其他貿易應收賬款是按個別合約繳款條文而繳付其賬項的。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

應收貿易賬款(扣除壞賬準備)之賬齡分析如下：

	二零零三年 十二月三十一日 港幣千元	二零零三年 六月三十日 港幣千元
逾期一個月內	**20,969**	57,410
逾期一個月但少於三個月	**30,598**	23,983
逾期三個月但少於六個月	**3,225**	6,206
逾期超過六個月	**5,070**	3,879
	59,862	91,478
預付費用、按金及其他應收賬款	**175,028**	164,249
	234,890	255,727

九　應付賬項及應付費用

貿易及其他應付賬項內之應付貿易賬款，以到期日分析如下：

	於二零零三年 十二月三十一日 港幣千元	於二零零三年 六月三十日 港幣千元
一個月內及按要求還款	**168,129**	110,620
一個月後及三個月內到期	**30,406**	42,139
三個月後及六個月內到期	**3,819**	4,155
六個月後到期	**5,820**	5,757
	208,174	162,671
租按及其他應付賬款	**89,074**	97,946
	297,248	260,617

簡明中期財務報表附註(未經審核)

十　股本

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
法定股本：		
3,000,000,000股普通股，每股面值港幣二角	**600,000**	600,000
發行及繳足股本：		
2,817,327,395股(二零零二年：2,817,327,395股)普通股，每股面值港幣二角	**563,466**	563,466

本期及去年同期之股本並無任何變動。

十一　儲備

	投資物業重估儲備 港幣千元	其他物業重估儲備 港幣千元	資本儲備 港幣千元	股份溢價 港幣千元	股息儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
二零零三年七月一日結存							
前期報告	1,455,855	370,524	12,909	6,158,568	309,906	10,768,843	19,076,605
前期調整(附註一)	(11,020)	–	–	–	–	(379,631)	(390,651)
重新列報	1,444,835	370,524	12,909	6,158,568	309,906	10,389,212	18,685,954
已派末期股息	–	–	–	–	(309,906)	–	(309,906)
重估盈餘							
聯營公司	13,254	–	–	–	–	–	13,254
本期溢利	–	–	–	–	–	822,082	822,082
重估儲備之變現	(1,157)	–	–	–	–	–	(1,157)
擬派中期股息	–	–	–	–	309,906	(309,906)	–
二零零三年十二月三十一日結存	1,456,932	370,524	12,909	6,158,568	309,906	10,901,388	19,210,227

簡明中期財務報表附註(未經審核)

十二 資本承擔

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
已簽約之物業收購、廠房及設備、物業發展及裝修費用承擔	**14,579**	14,579
已簽約之系統開發費用承擔	**276**	907

十三 營運租賃承擔

於二零零三年十二月三十一日，本集團需付將來所有之最低租賃為不可取消之營運租賃其約滿如下：

	於二零零三年十二月三十一日 港幣千元	於二零零三年六月三十日 港幣千元
一年內到期	**73,608**	85,292
一年後至五年內到期	**49,946**	111,865
五年後到期	**–**	152,082
	123,554	349,239

營運租賃承擔乃代表本集團租用商場、電訊網絡設備及若干寫字樓物業所付之租金。商場及寫字樓物業租賃之商議訂定為六個月至十年以固定租金計算。部份電訊網絡設備租賃是沒有特定條款而其餘的租賃起首期為三個月、六個月或一年，當起首租賃期屆滿後可選擇再續期。沒有任何電訊網絡設備租賃包括或然租金。

簡明中期財務報表附註(未經審核)

十四 有關連人士的交易

本集團與同母系附屬公司達成以下之重大交易：

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
警衛服務收入	**22,290**	23,938
代理人佣金	**8,693**	8,730
大廈管理費	**26,696**	29,293
利息支出	**99**	1,325
租金支出	**38,187**	36,987

附註： 除上述按香港銀行同業拆息或市場利率計算利息之貸款及借款外，其他交易之成交價均以市值，如沒有市值，則以成本加百份比之利潤而釐定。

十五 比較數字

由於採用遞延稅項之會計決策，因此部份比較數字已經作出調整，有關詳情載於附註一。

財務回顧

業績檢討

本集團截至二零零三年十二月三十一日止六個月內之營業額約為港幣六億零二百萬元，與上個財政年度同期相若。由於集團期內錄得未實現之證券投資盈利港幣一億三千三百萬元及出售兩條收費橋樑，集團之股東應佔溢利達港幣八億二千二百萬元，較去年同期重列的股東應佔盈利港幣七億七千四百萬元(重列前為港幣七億九千四百萬元)增加百分之六點二。上述的盈利重列乃根據本集團由二零零三年七月一日起採納會計實務準則第十二條(經修訂)「所得税」的新規則而作出的遞延税項處理。

集團於期內之總租金收入約為港幣三億一千五百萬元，比對上年同期略升百分之二點六。而於期內之出租物業盈利約為港幣一億七千八百萬元，較上年度同期的出租物業盈利約港幣一億五千六百萬元上升百分之十四。集團之核心出租物業以其位於新市鎮中心及主要交通匯點之購物商場之策略成功為集團提供穩定的經常性收入。

截至二零零三年十二月三十一日止六個月內，集團酒店業務在扣除營運支出後錄得約港幣一百八十萬元之虧損，比對上年度同期之虧損港幣二百九十萬元。主要由於酒店租金仍處相對較低水平，反映非典型肺炎在二零零三年上半年肆虐的後遺症。受惠於消費意欲的恢復及旅客的增長，集團之百貨業務錄得約為港幣二百五十萬元之經營溢利，扭轉上年度同期錄得之虧損約港幣五十萬元。

集團透過旗下一間附屬公司「中國投資集團有限公司」，於國內經營基建項目所產生的業績約為港幣六千九百七十萬元，相對去年同期錄得之港幣七千四百七十萬元。由於收費公路及橋樑之交通流量及收入均略為下降，令此項業務在期內之營業額有所減少。在期內，由於中國投資集團有限公司將位於天津市的兩條收費橋樑轉交予市政府，為集團提供港幣一億零四百萬元的收益。另外，鑑於在浙江省奉化市的收費公路附近現設有其他路線而使競爭形勢鋭變所帶來的負面影響，該公司董事局經考慮後將該等收費公路作港幣五千四百萬元之資產減值撥備。

集團其他業務中主要包括證券投資及資訊科技業務，於期內總共錄得約為港幣五百萬元的虧損，相對上年度同期錄得港幣一千六百萬元之盈利，主要因股息收入減少所致。

集團應佔聯營公司溢利主要源自集團投資的三間上市聯營公司，於期內為集團帶來約港幣六億三千二百萬元之盈利，相對去年同期錄得的港幣七億四千八百萬元。該三間上市聯營公司於期內對集團之盈利在非典型肺炎的後遺症影響下約為港幣六億一千九百萬元，相對去年同期所錄得的港幣七億三千一百萬元。

財務來源及資金流動性

截至二零零三年十二月三十一日，集團之股東權益約為港幣一百九十七億七千四百萬元，與截至二零零三年六月三十日所錄得的相若。本集團財政狀態穩健，資本雄厚。截至期內的六個月為止，集團之淨存款總額約為港幣六億九千八百萬元，而此額已從集團所持的現金約港幣十億二千二百萬元扣除總貸款約港幣三億二千四百萬元。除一間在國內從事基建投資的集團附屬公司所借入約港幣二億四千三百萬元之銀行貸款外，本集團之銀行貸款均無抵押，而大部份為有承諾額度。集團現有充裕之銀行承諾信貸額度及穩定之經常性收入基礎帶來之持續現金流入，令集團具備充裕之財務資源應付日常業務運作及作未來業務擴展之用。

除了出售集團兩條收費橋樑外，集團並無於期內在核心業務以外進行大型收購或出售資產。

貸款到期組合

集團截至二零零三年十二月三十一日及二零零三年六月三十日之銀行借貸及未償還借貸之償還期分別概述如下：

	二零零三年十二月三十一日 港幣千元	二零零三年六月三十日 港幣千元
償還期：		
一年內	**140,570**	360,290
一年後及兩年內	**47,744**	65,485
兩年後及五年內	**135,679**	109,289
五年後	**–**	65,275
銀行借貸總額	**323,993**	600,339
減：銀行存款及現金	**(1,022,104)**	(814,563)
銀行淨存款總額	**(698,111)**	(214,224)

借貸比率

集團在期內的銀行淨借貸總額相對股東權益比例計算之借貸比率為零，與截至二零零三年六月三十日錄得的相同。在截至二零零三年十二月三十一日止六個月內，集團之總利息支出約港幣九百萬元，而集團之經營溢利為港幣四億二千八百萬元，為總利息支出之四十七點六倍，相對上年度同期末之九點八倍。

利率風險及外匯風險

本集團之融資及庫務事務是由中央管理層執管。集團在港業務的銀行融資安排是以港幣為主。本集團之銀行借貸款主要由多家國際性銀行在香港提供，借貸利息主要按香港同業拆息基準加若干議定之息差計算，故屬浮息性質。而集團之附屬公司，中國投資集團有限公司，於上半年度內用於國內基建項目之部份借貸款則為人民幣。整體上，本集團之核心業務並無顯著之外匯風險。集團對金融衍生工具的運用抱嚴謹態度，並只用作管理集團借貸之利息及外匯風險。為使集團的港元借貸利率可固定於現時之低水平，集團於上年度內就部份銀行貸款簽訂港幣利率掉期合約，而截至二零零三年十二月三十一日，集團仍有若干未到期的港幣利率掉期合約。

資本性承擔

截至二零零三年十二月三十一日，集團之資本性承擔額約為港幣一千五百萬元，與截至二零零三年六月三十日錄得的相同。該等承擔項目主要為集團就已簽約之收購物業、未來物業發展及物業裝修費用之承擔。集團之其他承擔為營運租賃承擔，當中主要包括集團租用商場所需付之租金，由於中國投資集團有限公司結束其在國內之零售業務而提早終止商舖的租約，此項承擔由二零零三年六月三十日之港幣三億四千九百萬元減低至本期末之約港幣一億二千四百萬元。

或然負債

截至二零零三年十二月三十一日，本集團並無錄得任何或然負債。

資本及資金運用

本集團將繼續適當地運用本公司之資本及集團之累積盈利來發展集團之業務。集團亦備有充裕之資金來源及銀行貸款額度，以供旗下各項業務運作及擴展之用。

僱員

本集團於二零零三年十二月三十一日有僱員約1,300人。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

經恒基數碼科技有限公司(「恒基數碼」)或其任何附屬公司全職聘用之僱員及出任任何該等公司執行董事之本集團僱員，可獲授恒基數碼股份期權，按恒基數碼於二零零零年六月二十八日股東特別大會上批准之認購股份期權計劃之規定及條款，認購恒基數碼股份。

截至二零零三年十二月三十一日止六個月之僱員總成本為港幣一億零五百萬元，而去年同期之僱員總成本為港幣一億零三百萬元。

其他資料

截止過戶日期

本公司將於二零零四年四月十九日(星期一)至二零零四年四月二十一日(星期三)(首尾兩天包括在內),暫停辦理股票登記及過戶手續。為確保享有中期股息之權利,所有股份過戶文件連同有關股票,最遲須於二零零四年四月十六日(星期五)下午四時前,送達香港灣仔告士打道56號東亞銀行港灣中心地下本公司之股份登記及過戶處標準証券登記有限公司辦理過戶手續。股息單將於二零零四年四月二十二日(星期四)寄送各股東。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內並無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年三月舉行會議,審閱內部監控系統及截至二零零三年十二月三十一日止之中期業績報告。

最佳應用守則

本公司之非執行董事之任期乃根據本公司之公司細則第116條規定,於股東週年大會上輪值告退及可膺選連任,並無指定任期。除上述事項,據董事所知並無任何資料可合理地顯示本公司於現時或截至二零零三年十二月三十一日止六個月內任何時間未有遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

承董事局命
秘書
葉盈枝 謹啟

香港,二零零四年三月十七日

披露權益資料

董事於股份之權益

於二零零三年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股(除文義另有所指外)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業發展有限公司	李兆基	1	34,779,936		2,075,859,007		2,110,638,943	74.92
	李家傑	1				2,075,859,007	2,075,859,007	73.68
	李家誠	1				2,075,859,007	2,075,859,007	73.68
	李　寧	1		2,075,859,007			2,075,859,007	73.68
	李達民		6,666				6,666	0.00
	李鏡禹	2	959,028	42,711			1,001,739	0.04
	何永勳		1,100				1,100	0.00
恒基兆業地產有限公司	李兆基	3			1,122,938,300		1,122,938,300	61.88
	李家傑	3				1,122,938,300	1,122,938,300	61.88
	李家誠	3				1,122,938,300	1,122,938,300	61.88
	李　寧	3		1,122,938,300			1,122,938,300	61.88
	李達民		498,000				498,000	0.03
	李鏡禹	4	26,400	16,500	19,800		62,700	0.00
	何永勳		100				100	0.00
	劉智強		2,200				2,200	0.00
	胡家驃	5		2,000			2,000	0.00
恒基中國集團有限公司	李兆基	6			325,133,977		325,133,977	65.45
	李家傑	6				325,133,977	325,133,977	65.45
	李家誠	6				325,133,977	325,133,977	65.45
	李　寧	6		325,133,977			325,133,977	65.45
	胡家驃		544,802				544,802	0.11

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基數碼科技	李兆基	7	173,898		4,244,996,094		4,245,169,992	84.90
有限公司	李家傑	7				4,244,996,094	4,244,996,094	84.90
	李家誠	7				4,244,996,094	4,244,996,094	84.90
	李　寧	7		4,244,996,094			4,244,996,094	84.90
	李達民		33				33	0.00
	林高演		55				55	0.00
	李鏡禹	8	4,795	588			5,383	0.00
	何永勳		5				5	0.00
香港中華煤氣	李兆基	9	3,226,174		2,157,017,776		2,160,243,950	38.28
有限公司	李家傑	9				2,157,017,776	2,157,017,776	38.22
	李家誠	9				2,157,017,776	2,157,017,776	38.22
	李　寧	9		2,157,017,776			2,157,017,776	38.22
香港小輪	李兆基	10	7,799,220		111,636,090		119,435,310	33.52
(集團)	李家傑	10				111,636,090	111,636,090	31.33
有限公司	李家誠	10				111,636,090	111,636,090	31.33
	李　寧	10		111,636,090			111,636,090	31.33
	林高演		150,000				150,000	0.04
	梁希文		2,250				2,250	0.00
美麗華	李兆基	11			252,169,250		252,169,250	43.69
酒店企業	李家傑	11				252,169,250	252,169,250	43.69
有限公司	李家誠	11				252,169,250	252,169,250	43.69
	李　寧	11		252,169,250			252,169,250	43.69
	胡寶星	12	2,705,000		2,455,000		5,160,000	0.89

普通股（除文義另有所指外）（續）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	13			8,190（普通股A股）		8,190（普通股A股）	100.00
	李兆基	14			3,510（無投票權B股）		3,510（無投票權B股）	100.00
	李兆基	15	35,000,000（無投票權遞延股份）		15,000,000（無投票權遞延股份）		50,000,000（無投票權遞延股份）	100.00
	李家傑	13				8,190（普通股A股）	8,190（普通股A股）	100.00
	李家傑	14				3,510（無投票權B股）	3,510（無投票權B股）	100.00
	李家傑	15				15,000,000（無投票權遞延股份）	15,000,000（無投票權遞延股份）	30.00
	李家誠	13				8,190（普通股A股）	8,190（普通股A股）	100.00
	李家誠	14				3,510（無投票權B股）	3,510（無投票權B股）	100.00
	李家誠	15				15,000,000（無投票權遞延股份）	15,000,000（無投票權遞延股份）	30.00
	李　寧	13		8,190（普通股A股）			8,190（普通股A股）	100.00
	李　寧	14		3,510（無投票權B股）			3,510（無投票權B股）	100.00
	李　寧	15		15,000,000（無投票權遞延股份）			15,000,000（無投票權遞延股份）	30.00

普通股（除文義另有所指外）（續）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
Angelfield Investment Limited	林高演	16			1		1	50.00
中國投資集團有限公司	胡家驃	17			16,000		16,000	5.33
精威置業有限公司	梁希文	18			5,000		5,000	4.49
	胡寶星	19			3,250		3,250	2.92
興輝置業有限公司	李家傑	20			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	21			100		100	100.00
	李家傑	21				100	100	100.00
	李家誠	21				100	100	100.00
	李　寧	21		100			100	100.00
Pettystar Investment Limited	李兆基	22			3,240		3,240	80.00
	李家傑	22				3,240	3,240	80.00
	李家誠	22				3,240	3,240	80.00
	李　寧	22		3,240			3,240	80.00
寶翠置業有限公司	梁希文	23			40		40	2.00
兆誠國際有限公司	李家傑	24			25	75	100	100.00

購買股份或債券之安排

(i) 認購恒基數碼科技有限公司股份之股份期權

下列本公司董事於二零零零年六月二十八日獲授本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之股份期權，可按恒基數碼之首次公開招股前認購股份期權計劃(「恒基數碼首次認購股份期權計劃」)之規定及條款，認購恒基數碼股份。於二零零三年十二月三十一日，該等董事分別擁有恒基數碼股份期權之權益如下：

董事姓名	於二零零三年七月一日可認購股份數目	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零三年十二月三十一日尚未行使之可認購股份數目
李兆基	2,400,000	–	–	–	2,400,000
林高演	1,200,000	–	–	–	1,200,000
李家傑	1,200,000	–	–	–	1,200,000
李家誠	1,200,000	–	–	–	1,200,000
郭炳濠	600,000	–	–	–	600,000
李 寧	400,000(註25)	–	–	–	400,000
何永勳	400,000	–	–	–	400,000
劉智強	400,000	–	–	–	400,000
黃浩明	400,000	–	–	–	400,000
孫國林	400,000	–	–	–	400,000
薛伯榮	400,000	–	–	–	400,000
張炳強	200,000	–	–	–	200,000

恒基數碼僱員尚未按恒基數碼首次認購股份期權計劃行使之股份期權詳情如下：

授予日期	於二零零三年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零三年十二月三十一日尚未行使之可認購股份總數
28/06/2000	1,850,000	–	–	–	1,850,000

購買股份或債券之安排(續)

其他參與人尚未按恒基數碼首次認購股份期權計劃行使之股份期權詳情如下：

授予日期	於二零零三年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零三年十二月三十一日尚未行使之可認購股份總數
28/06/2000	16,600,000	–	–	150,000	16,450,000

上述董事、僱員及其他參與人按恒基數碼首次認購股份期權計劃之規定及條款，將可以每股港幣1.25元認購價(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

恒基數碼僱員尚未按恒基數碼之認購股份期權計劃(「恒基數碼認購股份期權計劃」)行使之股份期權詳情如下：

授予日期	於二零零三年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零三年十二月三十一日尚未行使之可認購股份總數
04/10/2000	100,000	–	–	–	100,000

恒基數碼之僱員按恒基數碼認購股份期權計劃之規定及條款，將可以每股港幣0.89元之認購價，(i)在二零零零年十月十六日(接納股份期權之日)起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

購買股份或債券之安排(續)

於二零零三年十二月三十一日，恒基數碼根據恒基數碼首次認購股份期權計劃授予認購合共27,500,000股及根據恒基數碼認購股份期權計劃授予認購合共100,000股恒基數碼股份之股份期權尚未獲行使，總計約佔恒基數碼現時已發行股本0.6%。該等股份期權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
恒基數碼首次認購股份期權計劃		
董事	12	9,200,000
僱員	4	1,850,000
其他參與人	36	16,450,000
	52	27,500,000
恒基數碼認購股份期權計劃		
僱員	1	100,000

除上述披露外，恒基數碼於二零零三年十二月三十一日止六個月內概無按恒基數碼首次認購股份期權計劃及恒基數碼認購股份期權計劃授予任何股份期權，亦無任何股份期權獲行使、註銷或告作廢。

(ii) 認購恒基中國集團有限公司股份之股份期權

於二零零三年十二月三十一日，下列本公司董事因獲本公司之聯繫公司恒基中國集團有限公司之股份期權而擁有之權益如下：

董事姓名	可認購股份數目	認購期
林高演	1,500,000	21/08/2001 – 20/08/2004
李家傑	1,500,000	02/11/2001 – 01/11/2004

上述董事將可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份股份期權。

除上述資料所示，本公司或本公司之任何控股公司、附屬公司或同系附屬公司於期內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零三年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下:

好倉

	權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited (附註1)	2,075,859,007	73.68
Riddick (Cayman) Limited (附註1)	2,075,859,007	73.68
Hopkins (Cayman) Limited (附註1)	2,075,859,007	73.68
恒基兆業有限公司 (附註1)	2,070,243,859	73.48
恒基兆業地產有限公司 (附註1)	2,070,243,859	73.48
Kingslee S.A. (附註1)	2,070,243,859	73.48
賓勝置業有限公司	802,854,200	28.50
敏勝置業有限公司	602,168,418	21.37
踞威置業有限公司	363,328,900	12.90
主要股東以外之人士：		
Gainwise Investment Limited	217,250,000	7.71

附註：

1 此等2,075,859,007股股份中，(i)恒基兆業地產有限公司(「恒地」)全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,168,418股、363,328,900股、217,250,000股及84,642,341股，而恒基兆業有限公司(「恒兆」)持有恒地61.87%；及(ii)5,615,148股由富生有限公司(「富生」)擁有。Hopkins(Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer(Cayman) Limited(「Rimmer」)及Riddick(Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有此等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

2 此42,711股由李鏡禹先生之妻子擁有。

3　此等股份中，(i)570,743,800股由恒兆擁有；(ii)恒兆之全資附屬先樂置業有限公司及Mightygarden Limited分別擁有7,092,000股及870,100股；(iii)Glorious Asia S.A.之全資附屬Believegood Limited、Cameron Enterprise Inc.、Prosglass Investment Limited、Fancy Eye Limited及Spreadral Limited分別擁有222,045,300股、145,090,000股、61,302,000股、55,000,000股及55,000,000股，而Glorious Asia S.A.為恒兆全資擁有；(iv)5,602,600股由香港中華煤氣有限公司(「煤氣」)之全資附屬 Superfun Enterprises Limited擁有，恒基兆業發展有限公司(「恒發」)持有煤氣 36.72%，恒地持有恒發73.48%，而恒兆則持有恒地61.87%；及(v)192,500股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣、恒兆及富生(列載於附註1及9)及恒地的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

4　此16,500股由李鏡禹先生之妻子擁有及19,800股由李鏡禹先生及其妻子各擁有50% 之銀禧建業有限公司擁有。

5　此股份由胡家驃先生之妻子擁有。

6　此等股份中，恒地全資擁有之Brightland Enterprises Limited之全資附屬Primeford Investment Limited、Timsland Limited及Quantum Overseas Limited分別擁有175,000,000股、75,233,977股及74,900,000股。根據證券及期貨條例，李兆基博士被視為擁有恒地(列載於附註2)及恒基中國集團有限公司(「恒中」)的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

7　此等4,244,996,094股股份中，(i)902,700,000股由煤氣投資有限公司之全資附屬Technology Capitalization Limited擁有，煤氣投資有限公司為煤氣全資擁有；(ii)3,333,213,616股由Best Selection Investments Limited之全資附屬Felix Technology Limited擁有，Best Selection Investments Limited為恒發全資擁有；(iii)恒地全資擁有之Kingslee S.A.之全資附屬實勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有4,014,271股、1,816,644股、1,714,027股、1,086,250股及423,211股；及(iv)28,075股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣、恒發、恒地及富生(列載於附註1、2及9)及恒基數碼科技有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

8　此588股由李鏡禹先生之妻子擁有。

9　此等2,157,017,776股股份中，(i)恒發全資擁有之Timpani Investments Limited之全資附屬廸斯利置業有限公司、Medley Investment Limited及Macrostar Investment Limited分別擁有1,159,024,597股、484,225,002股及429,321,946股；(ii)3,966,472股由恒兆之全資附屬Mightygarden Limited擁有；及(iii)80,479,759股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發、恒兆及富生(列載於附註1)及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

10 此等111,636,090股股份中，(i)恒發全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及(ii)41,436,090股由恒發全資擁有之Max－mercan Investment Limited 之全資附屬Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發(列載於附註1)及香港小輪(集團)有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

11 此等股份中，恒發全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及72,435,000股。根據證券及期貨條例，李兆基博士被視為擁有恒發(列載於附註1)及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

12 此2,455,000股由胡寶星爵士擁有50%之芳芬有限公司擁有。

13 Hopkins作為單位信託之受託人持有此等股份。

14 Hopkins作為單位信託之受託人持有此等股份。

15 此15,000,000股由富生擁有。

16 此股份由林高演先生擁有99%之宏鉅投資有限公司持有。

17 此股份由胡家驃先生擁有60%之Pearl Assets Limited擁有。

18 此股份由梁希文先生全資擁有之Gilbert Investment Inc. 擁有。

19 此股份由胡寶星爵士及其妻子各擁有50% 之 Fong Fun Investment Inc. 之全資附屬Coningham Investment Inc. 擁有。

20 此股份中，(i)4,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii)6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

21 此股份中，(i)80股由恒地全資附屬達榮發展有限公司擁有；(ii)10股由恒兆全資附屬恒基財務有限公司擁有；及(iii)Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各自擁有 5股。Triton(Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。

22 此股份中，(i)3,038股由恒地擁有；及(ii)202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50% 之福佳投資有限公司擁有。

23 此股份由梁希文先生全資擁有之Golovanov Investment Limited擁有。

24 此股份中，(i)25股由李家傑先生全資擁有之崇基國際有限公司擁有；及(ii)75股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

25 此可認購股份數目包括授予李寧先生配偶之200,000恒基數碼股份之股份期權。




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